# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: So-Young International Inc., CIK 0001758530
CUSIP: 83356Q108
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001910313

## Reporting persons
- MPC III L.P. (f/k/a Matrix Partners China III, L.P.): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,599,035; sole dispositive power 0; shared dispositive power 5,599,035; aggregate amount beneficially owned 5,599,035 (6.1% of the class)
  Comment: This statement on Schedule 13G is filed by MPC HK III, MPC III, MPC III-A, MPC Management III, MPC III GP (each as defined in Item 2(a) of the Original Schedule 13G (as defined below)) and David Su ("Su," collectively, with MPC HK III, MPC III, MPC III-A, MPC Management III and MPC III GP, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Consists of 1 Class A ordinary share and 7,278,745 ADSs held indirectly by MPC III (through MPC HK III). MPC Management III and MPC III GP are the direct and indirect general partners, respectively, of MPC III and MPC III-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC III GP, may be deemed to share voting and dispositive power over these shares.
  
  This percentage is based on a total of 91,126,150 Class A ordinary shares outstanding as of September 30, 2025, as disclosed to the Reporting Persons by the Issuer.
- MPC III-A L.P. (f/k/a Matrix Partners China III-A, L.P.): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 622,118; sole dispositive power 0; shared dispositive power 622,118; aggregate amount beneficially owned 622,118 (0.7% of the class)
  Comment: The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Consists of 6 Class A ordinary shares and 808,746 ADSs held indirectly by MPC III-A (through MPC HK III). MPC Management III and MPC III GP are the direct and indirect general partners, respectively, of MPC III and MPC III-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC III GP, may be deemed to share voting and dispositive power over these shares.
  
  This percentage is based on a total of 91,126,150 Class A ordinary shares outstanding as of September 30, 2025, as disclosed to the Reporting Persons by the Issuer.
- MPC Management III L.P. (f/k/a Matrix China Management III, L.P.): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,221,153; sole dispositive power 0; shared dispositive power 6,221,153; aggregate amount beneficially owned 6,221,153 (6.8% of the class)
  Comment: The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Consists of (i) 1 Class A ordinary share and 7,278,745 ADSs held indirectly by MPC III and (ii) 6 Class A ordinary shares and 808,746 ADSs held indirectly by MPC III-A (in each case through MPC HK III). MPC Management III and MPC III GP are the direct and indirect general partners, respectively, of MPC III and MPC III-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC III GP, may be deemed to share voting and dispositive power over these shares.
  
  This percentage is based on a total of 91,126,150 Class A ordinary shares outstanding as of September 30, 2025, as disclosed to the Reporting Persons by the Issuer.
- MPC GPGP III Ltd. (f/k/a Matrix China III GP GP Ltd.): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,221,153; sole dispositive power 0; shared dispositive power 6,221,153; aggregate amount beneficially owned 6,221,153 (6.8% of the class)
  Comment: The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Consists of (i) 1 Class A ordinary share and 7,278,745 ADSs held indirectly by MPC III and (ii) 6 Class A ordinary shares and 808,746 ADSs held indirectly by MPC III-A (in each case through MPC HK III). MPC Management III and MPC III GP are the direct and indirect general partners, respectively, of MPC III and MPC III-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC III GP, may be deemed to share voting and dispositive power over these shares.
  
  This percentage is based on a total of 91,126,150 Class A ordinary shares outstanding as of September 30, 2025, as disclosed to the Reporting Persons by the Issuer.
- MPC III HK Limited (f/k/a Matrix Partners China III Hong Kong Limited): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,221,153; sole dispositive power 0; shared dispositive power 6,221,153; aggregate amount beneficially owned 6,221,153 (6.8% of the class)
  Comment: The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Consists of (i) 1 Class A ordinary share and 7,278,745 ADSs held indirectly by MPC III and (ii) 6 Class A ordinary shares and 808,746 ADSs held indirectly by MPC III-A (in each case through MPC HK III). MPC Management III and MPC III GP are the direct and indirect general partners, respectively, of MPC III and MPC III-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC III GP, may be deemed to share voting and dispositive power over these shares.
  
  This percentage is based on a total of 91,126,150 Class A ordinary shares outstanding as of September 30, 2025, as disclosed to the Reporting Persons by the Issuer.
- David Su Tuong Sing: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,221,153; sole dispositive power 0; shared dispositive power 6,221,153; aggregate amount beneficially owned 6,221,153 (6.8% of the class)
  Comment: The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Consists of (i) 1 Class A ordinary share and 7,278,745 ADSs held indirectly by MPC III and (ii) 6 Class A ordinary shares and 808,746 ADSs held indirectly by MPC III-A (in each case through MPC HK III). MPC Management III and MPC III GP are the direct and indirect general partners, respectively, of MPC III and MPC III-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC III GP, may be deemed to share voting and dispositive power over these shares.
  
  This percentage is based on a total of 91,126,150 Class A ordinary shares outstanding as of September 30, 2025, as disclosed to the Reporting Persons by the Issuer.

## Item 1. Issuer
Name of issuer: So-Young International Inc.
Address of issuer's principal executive offices: 2/F, East Tower, Poly Plaza, No. 66 Xiangbin Road, Chaoyang District, Beijing, China 100102

## Item 2. Person Filing
Name of person filing: This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the "Commission") on February 13, 2020, as amended by Amendment No. 1 as filed with the Commission on February 14, 2022, Amendment No. 2 as filed with the Commission on February 9, 2024 and Amendment No. 3 as filed with the Commission on August 14, 2025 (collectively, the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: Item 2(b) of the Origininal Schedule 13G is incorporate herein by reference.
Citizenship: Item 2(c) of the Origininal Schedule 13G is incorporate herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MPC III L.P. (f/k/a Matrix Partners China III, L.P.): /s/ David Su, David Su, Director of the general partner of the Reporting Person's general partner (10/27/2025)
- MPC III-A L.P. (f/k/a Matrix Partners China III-A, L.P.): /s/ David Su, David Su, Director of the general partner of the Reporting Person's general partner (10/27/2025)
- MPC Management III L.P. (f/k/a Matrix China Management III, L.P.): /s/ David Su, David Su, Director of the Reporting Person's general partner (10/27/2025)
- MPC GPGP III Ltd. (f/k/a Matrix China III GP GP Ltd.): /s/ David Su, David Su, Director (10/27/2025)
- MPC III HK Limited (f/k/a Matrix Partners China III Hong Kong Limited): /s/ David Su, David Su, Director (10/27/2025)
- David Su Tuong Sing: /s/ David Su, David Su (10/27/2025)